Exhibit 99.1

Notice of Annual General Meeting of Shareholders to be Held on December 27, 2016

SEOUL, South Korea, November 28, 2016 – Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS” or the “Company”) (NASDAQ: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules, today announced that the annual general meeting of shareholders (the “AGM”) of the Company will be held at 9:00 AM Korea Standard Time on December 27, 2016 at the Company’s office at Conference Room #3, 9th Floor 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea 101-797, to consider and, if thought fit, to pass and approve the following resolutions:

•	as an ordinary resolution, that Seong Woo Nam, who was re-elected by the directors of the Company as a director on November 16, 2016, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	as an ordinary resolution, that Jung Pyo Seo, who was re-elected by the directors of the Company as a director on November 16, 2016, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	as an ordinary resolution, that Young S. Kim, who was elected by the directors of the Company as a director on November 21, 2016, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	as an ordinary resolution, that Ernst & Young Han Young be appointed as independent auditor of the Company for the year ending December 31, 2016

Holders of record of ordinary shares at the close of business on November 28, 2016 (Eastern Time) will be entitled to attend and vote at the AGM. A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card to: Board Secretary, Hanwha Q CELLS Co., Ltd., office at Conference Room #3, 9th Floor 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea 101-797. The proxy card shall be received by us no later than 5:00 PM Korea Standard Time on December 26, 2016 to ensure your representation and the presence of a quorum at the AGM. Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares will be entitled to vote through the depositary at the AGM. Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-quality, high-efficiency solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ). With its diverse international manufacturing facilities in South Korea, Malaysia and China, Hanwha Q CELLS is in a unique position to flexibly address all global markets. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com/

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.